Todd J. Emmerman todd.emmerman@kattenlaw.com 212.940.8873 direct 212.894.5873 fax

July 2, 2008

Via Edgar Transmission and Federal Express

United States Security and Exchange Commission - Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549-7010 Attention: Era Anagnosti

Re:	Hyde Park Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed on May 12, 2008
File No.: 000-52459

Hyde Park Acquisition Corp.
Form 10-Q for the period ended March 31, 2008
Filed on May 15, 2008
File No.: 000-52456

Dear Ms. Anagnosti:

Set forth below is the response on behalf of Hyde Park Acquisition Corp. (the “Hyde Park”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter, dated June 11, 2008 (the “Comment Letter”), concerning the Company’s Preliminary Proxy Statement on Schedule 14A, filed with the Commission on May 12, 2008 and the Form 10-Q, filed with the Commission on May 15, 2008. For your convenience and to facilitate your review, a marked copy of the Schedule 14A, which has been revised in accordance with our responses below and otherwise updated, is being separately delivered. In this Comment Response Letter unless the context otherwise requires, the words “we”, “us” and “our” refer to the Company.

General

1.
Please provide us supplementally with copies of all materials prepared by your financial advisor and shared with the board of directors and its representatives. In particular, please provide us with copies of the board books and all transcripts, summaries and video presentation materials. We may have further comments after we review these materials.

Response:  In response to the Staff’s request, we have enclosed with this letter a copy of all materials prepared by Houlihan Smith in connection with the preparation of its fairness opinion, and by Hyde Park’s financial advisor, Macquarie Capital, and shared with Hyde Park’s board of directors and its representatives.

Era Anagnosti
July 2, 2008

2.
The proxy statement should begin with the Summary Term Sheet, followed by the Table of Contents. The Summary Term Sheet should set forth the principal terms of the transaction in a bullet point format. If you intend for the Q&A to serve as a term sheet, please ensure that it focuses on the material terms of the acquisition transaction and that is organized consistent with plain English principles. For example, since the acquisition transaction is the business combination that the company was organized to effect, information about the terms of the transaction itself is likely to be most important to investors. Therefore, please present all of the information about the terms of the transaction, including the consideration to be paid and its sources, then the vote and conversion exercise requirements that relate to this transaction under an appropriate caption or captions. The information about the other matters to be voted upon may be presented later in the term sheet as these matters are incidental to the acquisition transaction. For further guidance, please see Item 1001 of Regulation M-A and Section II.F.2.a. of SEC Release 33-7750.

Response: We have added a summary of the principal terms of the transaction under the caption “SUMMARY OF MATERIAL TERMS.” In addition, we have reorganized the section entitled “QUESTIONS AND ANSWERS” so that the material terms of the acquisition are addressed together and precede the discussion of voting and conversion rights and the additional proposals.

3.	Please ensure that you discuss the accounting treatment of the acquisition in accordance with Item 1004(a)(2)(vi) of Regulation S-K.

Response: We have included a discussion of the accounting treatment of the acquisition in the sections entitled “THE ACQUISITION PROPOSAL - Accounting Treatment” and “UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION OF HYDE PARK AND HOLDINGS.”

4.	Please provide updated financial statements and related disclosures throughout the proxy statement.

Response: We have updated the financial statements and related disclosures throughout the document.

5.
Please be advised that if the acquisition is approved, Essex Holdings will be deemed a predecessor and there can be no lapse in audited periods for Essex Holdings, as a predecessor, in your subsequent exchange act filings.

We acknowledge on behalf of Hyde Park, that, if the acquisition is approved, Holdings will be deemed a predecessor and there can be no lapse in audited periods for Holdings, as a predecessor, in Hyde Park’s subsequent exchange act filings.

Era Anagnosti
July 2, 2008

Questions and Answers About the Acquisition

Why is Hyde Park proposing the acquisition proposal?

6.
We note your reference to the terms of the certificate of incorporation contemplating a business combination. Please clarify, here or under another appropriate subheading, and in your later discussion of factors that the board considered in approving the transaction, whether the board made any determination that the terms of the acquisition and the related agreements are consistent with these terms and the terms described in the company’s IPO prospectus.

Response: We have added disclosure in the sections entitled “QUESTIONS AND ANSWERS - Why is Hyde Park proposing the Acquisition Proposal?”, “THE ACQUISITION PROPOSAL - Background of the Acquisition” and “THE ACQUISITION PROPOSAL - Factors Considered by The Hyde Park Board in Approving the Acquisition” to discuss the factors the board considered in approving the transaction and to clarify that Hyde Park’s board of directors believes that the terms of the acquisition and related agreements are consistent with the terms of Hyde Park’s certificate of incorporation and the prospectus pursuant to which Hyde Park conducted its initial public offering.

What vote is required in order to adopt the acquisition proposal?

7.
Reference in this section to the 20% limitation on conversion may be confusing as you are otherwise discussing the voting requirement and have not yet introduced the conversion rights. Please consider moving it or providing a cross reference to another summary discussion. Also, the discussion in the second paragraph regarding the possible incentive transactions that the parties may negotiate to increase the likelihood of approval of the transaction should be preceded by its own descriptive question or subheading.

Response: We have deleted references to the conversion rights from the section entitled “QUESTIONS AND ANSWERS - What vote is required in order to adopt the acquisition proposal?” and moved such section, as revised, to a position after the introduction of the conversion rights. We have addressed the Staff’s comments with respect to possible incentive transactions under the headings “SUMMARY - Vote required to Adopt the Acquisition Proposal,” “THE HYDE PARK SPECIAL MEETING - Conversion Rights” and “THE ACQUISITION PROPOSAL - Required Vote.”

8.	In the section where you describe the possible transactions to incentivize stockholders to vote for the transaction, please also clarify:

•
If true, that these transactions would be designed to increase the likelihood that the transaction would be approved by the requisite vote of the IPO shares and that the limitation on conversion would not be met;

Era Anagnosti
July 2, 2008

•	Whether any of the funds in the trust could be used, directly or indirectly, in any of these transactions;

•
Whether the meeting would be adjourned to provide time to seek out and negotiate these transaction if at the time of the meeting it appears that the requisite vote will not be obtained or the limitation on conversion will be met, assuming the adjournment proposal is approved; and

•
Please also explain why this is not, in effect, a waiver of the voting requirement or the limitation on conversion (particularly if proceeds of the trust may be used to fund such transactions) and why it is consistent with the terms of the IPO as described in the IPO prospectus and the requirements of the company’s charter.

Response: We have revised the disclosure in the sections entitled “SUMMARY - Vote Required to Adopt the Acquisition Proposal” and “THE ACQUISITION PROPOSAL - Required Vote” to clarify that (a) the possible incentive transactions were designed to increase the likelihood that the acquisition would be approved and decrease the likelihood that holders of 20% or more of the IPO shares would exercise their conversion rights; (b) Hyde Park would not use funds from the trust account to fund such transactions; (c) the meeting may be adjourned if additional time would permit Hyde Park, the initial stockholders, Essex or their respective affiliates to pursue such transactions; and (d) Hyde Park does not view the pursuit or consummation of any such transactions as an effective waiver of the voting requirement or limitation on IPO share conversions and the reason for that belief.

What is Hyde Park acquiring in the acquisition?

9.
We note that you mention the retained interests here and, in the next section, “What is Hyde Park paying for Holdings?” Please consider including a separate paragraph that explains the retained interests in greater detail. For example, please disclose, if true, that:

•	The purpose of the retained interests is to allow existing members of Holdings to maintain some ownership interest in it after the acquisition transaction.

•	The Holdings members may purchase shares of Hyde Park prior to the transaction, in which case their ability to hold back retained interests directly in Holdings will be correspondingly reduced.

Response: We have added more detailed disclosure with respect to the retained interests, including the purpose of the retained interests and the possibility that the stated value of the retained interests will be reduced based on Essex’s purchases of Hyde Park common stock in the open market, in the section entitled “QUESTIONS AND ANSWERS - What are the retained interests and why will existing owners of Holdings own them after the Acquisition?”.

Era Anagnosti
July 2, 2008

Please also disclose:

•	The maximum percentage interest that the Holdings members will be able to retain and therefore the minimum percentage of the Holdings interests that Hyde Park will acquire;

•	Whether the company and the Holdings members have already agreed on the amount that will be retained or whether the holders will make an election to retain interests at some time prior to closing;

•	Whether retention of interests will be allowed on a pro rata basis among the Holdings members or whether there are only certain identified members who have the retention right;

•
Whether shares purchased under Essex’s l0b(5)-(1) plan, or purchases made or other incentive arrangements to increase the likelihood of approval of the transaction and avoidance of meeting the 20% conversion cap would count toward reducing the amount of interests that Holdings members could be retain;

•	How the retained interests will be valued for purposes of reducing the purchase price to be paid by the company by up to $10 million;

•
Whether Holdings members could acquire more than $10 million of Hyde Park shares on the open market or through private purchases prior to closing, and if so, what impact if any this would have on the acquisition transaction or the purchase price.

•	How the exchange price of $7.90 per share for retained interests was determined, and how this amount relates to the consideration Holdings members will receive in the acquisition transaction.

Please address these comments elsewhere in your proxy statement where you elaborate on the terms of the transaction and the retained interests.

Response: We have added disclosure with respect to the foregoing points in the section entitled “SUMMARY - The Acquisition Proposal - The Acquisition.”

What is Hyde Park paying for the acquisition?

10.
Please provide an illustration, as of a recent date, of the amount of each component of the total purchase price, including debt assumed, retained interests, the certain other liabilities you cite, and the cash required. In this context, please also disclose the amount of cash available from the trust assuming no conversion and full conversion, and what amounts would be drawn from the new Essex credit facility in each case.

Era Anagnosti
July 2, 2008

Response: We have included an illustration of the calculation of net purchase price and the sources of cash for payment of the net purchase price in the section entitled “SUMMARY - The Acquisition Proposal.”

What will happen if I abstain from voting or fail to vote?

11.
Please clarify whether an investor who abstains from voting may nevertheless make an affirmative election to convert shares on the proxy card. We assume that investors must vote against the acquisition in order to exercise conversion rights, but the language in this section could be read to suggest that an abstention would be sufficient as long as the investor indicated an election to convert on the proxy.

Response: We have clarified that an investor must affirmatively vote against the acquisition proposal in order to exercise such investor’s conversion rights in the sections entitled “QUESTIONS AND ANSWERS - What will happen if I abstain from Voting?” and “THE HYDE PARK SPECIAL MEETING.”

What do I do if I want to change my vote?

12.	Please clarify that the notice of revocation must be received prior to the date of the special meeting.

Response: We have added disclosure in the sections entitled “QUESTIONS AND ANSWERS - What do I do if I want to change my vote?” and “THE HYDE PARK SPECIAL MEETING - Revoking your Proxy” to clarify that notice of revocation must be received prior to the time of the special meeting.

The Acquisition Proposal
The Acquisition

13.
In the first paragraph on page 11, we note your disclosure that the company will be able to make up for any shortfall in the net purchase price by drawing down on Essex’s new credit facility. We note that the New Credit Facility discussion on page 81 does not contemplate this arrangement. Please disclose here or in an appropriate section of the proxy the applicable provision(s) of the loan agreement or any other relevant agreement, enabling the company to draw down on Essex’s credit facility.

Response: We have added disclosure in the section entitled “NEW CREDIT FACILITY” clarifying that proceeds of the new credit facility may be used to pay a portion of the purchase price and transaction expenses.

Era Anagnosti
July 2, 2008

Conversion Rights

14.	Please explain when the converting shareholders must tender their stock certificates and the procedures for tendering them.

Response: We have revised the disclosure in the sections entitled “SUMMARY - Conversion Rights” and “THE HYDE PARK SPECIAL MEETING - Conversion Rights” to clarify that converting shareholders must tender their stock certificates after the closing of the acquisition and the procedures for doing so.

Essex 10(b)(5)-1 Plan

15.
In order to vote the shares acquired pursuant to a 10(b)(5)-1 Plan, Essex must own the shares of record at the record date for the meeting of the company’s shareholders. For that reason, please explain the meaning of the phrase “over time.”

Response: We have revised the disclosure in the sections entitled “SUMMARY - 10b5-1 Plan” and “THE HYDE PARK SPECIAL MEETING - 10b5-1 Plan” to clarify that Essex intends to vote shares of Hyde Park common stock acquired pursuant to such plan and still owned as of the close of business on the record date for the special meeting.

Conditions to the Completion of the Acquisition

16.
We note that the third condition requires that all the directors of Essex and Holdings resign; however, we note that in the second bullet point of the Interests of Essex’s Directors and Officers in the Acquisition discussion on page 16, you disclose that Mr. Schad will continue as a director of Essex. Please reconcile your disclosures to remove any discrepancies.

Response: We have added disclosure to the sections entitled “SUMMARY - Conditions to the Closing of the Acquisition” and “THE PURCHASE AGREEMENT - Conditions to the Completion of the Acquisition” to clarify that although Mr. Schad will resign as a director of Essex and Holdings, he will be reappointed to the Board of Directors of Holdings as of the closing date.

17.	Please briefly describe the facts under which you may waive the conditions to the acquisition, and any circumstances under which you would re-solicit shareholders’ votes.

Response: We have added disclosure to the sections entitled ‘SUMMARY - Conditions to the Closing of the Acquisition” and “THE PURCHASE AGREEMENT - Conditions to the Closing of the Acquisition” to describe the facts under which the parties may waive conditions to the closing of the acquisition and the circumstances under which Hyde Park would re-solicit stockholders’ votes.

Era Anagnosti
July 2, 2008

Termination

18.	Please explain what type of testing you are referring to in the fifth bullet point of your discussion.

Response: We have added disclosure to the section entitled “SUMMARY - Termination” and “THE PURCHASE AGREEMENT - Termination” to indicate that the disclosure referred to in the Staff’s comment is environmental testing.

Selected Historical Financial Information

19.	Please separately disclose long-term debt as required by Item 301 of Regulation S-K.

Response: We have revised the disclosure in the section entitled “SELECTED HISTORICAL FINANCIAL INFORMATION - HOLDINGS’ HISTORICAL FINANCIAL INFORMATION” to separately disclose long-term debt.

20.
Due to the significant distribution in 2007 to the members of Essex Holdings, please quantify and disclose this distribution, as well as any other distributions during the periods presented, in a footnote and explain how they were determined.

Response: We have revised the disclosure in the section entitled “SELECTED HISTORICAL FINANCIAL INFORMATION - HOLDINGS’ HISTORICAL FINANCIAL INFORMATION” to quantify and disclose the distribution and to explain how the distribution was determined.

21.	Please provide selected historical financial information for Hyde Park Acquisition Corp.

Response: We have added a section entitled “SELECTED HISTORICAL FINANCIAL INFORMATION - HYDE PARK’S HISTORICAL FINANCIAL INFORMATION” in response to the Staff’s comment.

Comparative per Share Information

22.	Please clarify how each net book value per share is calculated.

Response: We have clarified how each net book value per share is calculated by adding a footnote in the section entitled “COMPARATIVE PER SHARE INFORMATION.”

Era Anagnosti
July 2, 2008

Risk Factors

Essex is subject to numerous environmental and occupational health and safety laws.

23.	Please address the risks related to occupational safety under a separately-captioned risk factor.

Response: We have revised the disclosure in the section entitled “RISK FACTORS” to disclose the risks related to occupational safety under a separately captioned risk factor.

The Hyde Park Special Meeting
Solicitation Costs

24.
Please confirm your understanding that all written soliciting materials, including e-mails, or scripts to be used in soliciting proxies over the telephone, must be filed under cover of Schedule 14A to accordance with Rules 14a-6(b) and (c) of the Exchange Act.

Response: On behalf of Hyde Park, we hereby confirm our understanding that all written soliciting materials, including e-mails, or scripts to be used in soliciting proxies over the telephone, must be filed under cover of Schedule 14A to accordance with Rules 14a-6(b) and (c) of the Securities Exchange Act of 1934, as amended.

The Acquisition Proposal
Background of the Acquisition

25.
To the extent known, please explain why and when Essex determined to look for strategic alternatives, including a potential sale of the business, and to engage Houlihan, Lokey, Howard & Zukin as its financial advisor.

Response: We have revised the disclosure to explain why and when Essex determined to look for strategic alternatives.

26.
Please clarify, and, to the extent necessary, supplement, your disclosures regarding the activities, meetings and discussions that took place, if any, during the month of October. It appears that from the September 19th meeting to the October 31st signing of the non-binding letter of intent the parties only engaged in due diligence work.

Response: We have added disclosure with respect to activities that took place between September 19th and the signing of the non-binding letter of intent in the section entitled “THE ACQUISITION PROPOSAL - Background of the Acquisition.”

Era Anagnosti
July 2, 2008

27.
Please revise to discuss in reasonable detail the negotiation of the material terms of the acquisition agreement and the employment agreements, including the substance of the discussions and meetings you disclose on page 39. Your disclosure should explain how the parties arrived at the purchase price, the retained interest amount, and other material terms of the transaction.

Response: We have added disclosure with respect to the negotiation of the non-binding letter of intent and the material terms of the acquisition in the section entitled “THE ACQUISITION PROPOSAL - Background of the Acquisition.”

Factors Considered by the Hyde Park Board in Approving the Acquisition

Operating Characteristics of the Industry

28.
Please disclose on what data the board is basing its opinion about the continuing growth of the company’s end markets due to “investments in transportation infrastructure, energy infrastructure, municipal utilities and chemical/petrochemical facilities...” Please explain what the SAFTE-LU highway bill is.

Response: We have added disclosure with respect to the basis for the board’s opinion in the section entitled “THE ACQUISITION PROPOSAL - Factors Considered by the Hyde Park Board in Approving the Transaction - Operating Characteristics of the Industry.”

Fairness Opinion

29.
Please disclose the dollar amount of the fee that you paid to Houlihan Smith. Please also discuss any material relationships by and among Houlihan Smith and any of the parties listed in Item 1015(b)(4) of Regulation M-A.

Response: We have disclosed the dollar amount of Houlihan Smith’s fee in the section entitled “THE ACQUISITION PROPOSAL - Fairness opinion.”

30.
To the extent applicable, please disclose whether Houlihan Smith received any instructions by the company or Essex on how to use or rely upon the various projections and financial forecasts used by Houlihan Smith in rendering its fairness opinion.

Response: We have disclosed that Houlihan Smith did not receive instructions from Hyde Park or Essex in the section entitled “THE ACQUISITION PROPOSAL - Fairness Opinion.”

31.
In the first paragraph on page 44 you state that the summary of Houlihan Smith’s analysis “... is not a complete description of the analyses underlying Houlihan Smith’s opinion.” Please revise your disclosure to clarify in your proxy statement that your summary describes the material information in Houlihan Smith’s opinion, the material analyses performed and the material factors considered by Houlihan Smith.

Era Anagnosti
July 2, 2008

Response: We have revised the disclosure in the section entitled “THE ACQUISITION PROPOSAL - Fairness Opinion” to clarify that the summary of Houlihan Smith’s fairness opinion describes material information in Houlihan Smith’s opinion, including the material analyses performed and the material factors considered by Houlihan Smith.

Income Approach - Discounted Cash Flow Method

32.
Please disclose how the discounted rate of 14.1% was determined. Further, please explain whether the defined term “Management” in Footnote 1 to the Projected Years Ending December 31 table refers to the management of Essex.

Response: We have added disclosure with respect to the determination of the discount rate and clarified the meaning of the reference to Essex’s management in the section entitled “THE ACQUISITION PROPOSAL - Fairness Opinion - Income Approach - Discounted Cash Flow Method.”

Market Approach - Guideline Public Company Method

33.
Please disclose how Houlihan Smith selected all of the guideline companies used in the Guideline Public Company Method and the “criteria” that it used. Please disclose the eight companies chosen for this method of analysis and whether any companies meeting its criteria were excluded from the analysis and the reasons for doing so.

Response: We have added disclosure responsive to the Staff’s comment in the section entitled “THE ACQUISITION PROPOSAL - Fairness Opinion - Market Approach - Guideline Public Company Method.”

Market Approach - Comparable transaction method

34.
Please disclose how Houlihan Smith selected all of the target companies and the “criteria” that it used. Please disclose the “14 comparable transactions” Houlihan Smith used in its analysis and also whether any transactions meeting its criteria were excluded from the analysis and the reasons for doing so.

Response: We have added disclosure responsive to the Staff’s comment in the section entitled “THE ACQUISITION PROPOSAL - Fairness Opinion - Market Approach - Comparable Transaction Method.”

80% Test

35.
It is not clear whether Houlihan Smith performed a separate analysis for purposes of its 80% fair market value opinion. Please clarify, if true, that Houlihan Smith used the range of enterprise value implied by the two market approach analyses and compared them to the net assets of the company. Please also disclose the dollar amount of net assets of the company that Houlihan Smith used for this comparison.

Response: We have added disclosure in the section entitled “THE ACQUISITION PROPOSAL - Fairness Opinion - 80% Test” to clarify the methodology used by Houlihan Smith in performing the 80% test and to disclose the dollar amount of net assets of Hyde Park that Houlihan Smith used for comparison.

Era Anagnosti
July 2, 2008

36.
Since Essex’s fair market value must be at least equal to 80% of the company’s net assets at the time of the acquisition, it is not clear whether Houlihan Smith’s opinion bears any significance given that it is based on a June 30, 2007 figure. Please explain.

Response:  We have added disclosure under “THE ACQUISITION PROPOSAL - Factors Considered by the Hyde Park Board in Approving the Acquisition” and “Fairness Opinion - 80% Test” stating that the Board will make its definitive determination of whether the 80% test is satisfied as of the date of completion of the acquisition, and that the Board considered the Houlihan Smith opinion only in connection with its determination to approve the Essex acquisition.

Interests of Hyde Park Directors and Officers in the Acquisition

37.	Please quantify the benefits that the executive officers and directors will receive as a result of the transactions on an individual basis in tabular form.

Response: We have added disclosure, in tabular format, with respect to the benefits that the executive officers and directors will receive as a result of the acquisition of Essex in the section entitled “THE ACQUISITION PROPOSAL - Interests of Hyde Park Directors and Officers in the Acquisition.”

The Purchase Agreement

38.	Please provide us with a list that briefly identifies and summarizes the contents of the Seller Disclosure Schedules (as defined in the Purchase Agreement).

Response: In response to the Staff’s request, enclosed please find a list that identifies and summarizes the contents of the Seller Disclosure Schedule.

Price Purchase Adjustment - Working Capital

39.
We note that Section 2.3 of the Purchase Agreement provides, among others, that disagreements regarding adjustments to the working capital may be settled by the Auditor. Please revise your disclosure accordingly.

Era Anagnosti
July 2, 2008

Response: We have added disclosure with respect to settlement of disputes regarding the working capital adjustment in the section entitled “THE PURCHASE AGREEMENT - Purchase Price Adjustment - Working Capital.”

Obligations Under Swap Agreements

40.
Please briefly explain what the ISDA Master Agreement is. Please also clarify, if true, that the escrow account described in this section is different from the escrow for working capital adjustments and indemnification for breaches of representations and warranties. Disclose the amount of the purchase price that you believe will be placed into this escrow account.

Response: We have added disclosure that describes the ISDA Master Agreement and clarified that a separate escrow agreement will be established with respect to the Wachovia Swap Agreements in the section entitled “THE PURCHASE AGREEMENT - Obligations under Swap Agreements.”

Conditions to the Completion of the Acquisition
Conditions to Hyde Park’s obligations

41.	Please briefly describe the nature of any required consents or approvals that you refer to in the second bullet point. Please highlight any consents that are material.

Response: We have added disclosure with respect to consents and approvals required under the Purchase Agreement in the sections entitled “THE PURCHASE AGREEMENT - Conditions to the Completion of the Acquisition - Conditions to Hyde Park’s Obligations” and “THE PURCHASE AGREEMENT - Conditions to the Completion of the Acquisition - Conditions to Hyde Park’s Obligations.”

Information About Holdings and Essex
US Crawler Crane Rental Industry

42.	Please identify the industry publications you refer to in the first paragraph of this discussion.

Response: We have revised the disclosure to identify the industry publication referenced in the section entitled “INFORMATION ABOUT HOLDINGS AND ESSEX - US Crawler Crane Rental Industry.”

Fleet Overview, page 86

43.	Please explain what an ERP system is.

Response: We have explained what an ERP system is in the section entitled “INFORMATION ABOUT HOLDINGS AND ESSEX - Fleet Overview.”

Era Anagnosti
July 2, 2008

Strategy
Increase market share and pursue profitable growth opportunities

44.	Please disclose Essex’s existing geographical footprint.

Response: We have added disclosure of Essex’s geographical footprint in the sections entitled “INFORMATION ABOUT HOLDINGS AND ESSEX - Customers - Sales and Marketing “ and “INFORMATION ABOUT HOLDINGS AND ESSEX - Customers - Strategy.”

Facilities

45.
We note your disclosure about the seven additional storage yards which are strategically located throughout the country. Please expand your disclosure to identify the regions that Essex’s management considers strategic.

Response: We have explained how the location of Essex’s facilities relate to its strategic plan in the section entitled “INFORMATION ABOUT HOLDINGS AND ESSEX - Facilities.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Holdings
Contractual Obligations

46.	Due to the significant interest paid on long-term debt, please include estimated fixture interest payments in the table and provide a footnote to disclose the assumptions used to derive such amounts.

Response: We have added disclosure of estimated future interest payments and a related footnote, in response to the Staff’s request.

47.	Please clarify the nature of the “other long-term liabilities reflected on the balance sheet” included in the table.

Response: We have revised and clarified the nature of the “other long term liabilities reflected on the balance sheet” in the section entitled “MANAGEMENT’S DISCUSSION AND ANALYSIS - Contractual Obligations.”

Unaudited Pro Forma Condensed Combined Financial Statements

Preliminary Purchase Price Allocation

48.	Please disclose how you determined the fair values of the tangible assets to be acquired and address your planned depreciation policies for these assets.

Era Anagnosti
July 2, 2008

Response: The disclosure of the purchase price allocation was modified to disclose that the fair value of rental equipment and property and equipment was based on management’s estimate of the “current replacement cost for similar capacity” in accordance with FAS 141 paragraph 37d. Management’s estimate of current replacement cost was based on its experience with recent historical cash sale transactions as well as management’s knowledge of the market. Also, the estimated useful life over which the long-term assets are being depreciated has been added to the notes to the pro forma financial statements.

Balance Sheet Adjustments

49.
We note the disclosure in Note (B) related to the potential impact of the fair value adjustments on future gains on the sale of used rental equipment. Please revise MD&A to provide a section that addresses the expected impact of the acquisition on future results and that highlights the historical results that may not be indicative of future results in light of the acquisition. In addition, please explain to us why you determined that no adjustment to the book value of the rental equipment sold should be reflected in the pro forma statement of operations.

Response: We have revised Management’s Discussion and Analysis of Financial Condition and Results of Operations of Holdings to address the expected impact of the acquisition on future results and to highlight historical results that may not be indicative of future results in light of the acquisition. In addition a paragraph has been added to Management’s Discussion and Analysis of Financial Condition of Holdings to disclose that current results related to gain on sale of rental equipment and depreciation expense may not be indicative of future results due to its pending acquisition which would require it to adjust the rental equipment to fair value, thereby increasing future depreciation expense and lowering gains on sale.

We did not adjust the book value of equipment sold in the pro forma financial statements as Article 11 of Regulation S-K requires that the balance sheet data be presented as if the acquisition were effective as of December 31, 2007. No adjustment was deemed necessary as the assets sold during the years prior to December 31, 2007 were not on hand as of the balance sheet date and as such the change in fair value of assets on the date would have no effect on the assets previously sold.

50.
Please clarify what the net deferred tax liabilities in Note (L) relate to and how the amount was determined. Also, to the extent applicable, please address the expected impact that the change in ownership of Essex Holdings may have on their potential utilization of future NOLs.

Response: The disclosure for the adjustment to net deferred tax liabilities in Note (L) was modified to describe the items impacting it (primarily rental equipment and property and equipment) and that the amounts were determined based on the expected tax rate in effect when the temporary differences are expected to reverse.

Era Anagnosti
July 2, 2008

Also, a disclosure has been made that based on an evaluation performed by Hyde Park’s management, the deferred tax assets acquired related to net operating losses of Holdings are expected to be fully utilized prior to their expiration.

51.
Please reconcile the amounts disclosed in Note (M) to the total pro forma adjustment. Please ensure that each component of this adjustment is clearly disclosed. In regard to the seller’s retained interest, please explain to us how the retained interests were determined and valued and who they relate to relative to the current ownership interests in Essex Holdings. Please fully explain to us your proposed accounting for the retained interest and the accounting literature that supports it.

Response: We have revised the disclosure to reconcile the referenced amounts by adding a table in the section entitled “SUMMARY - The Acquisition Proposal - The Acquisition” with respect to the retained interests.

The retained interests are LLC membership interests in Holdings, the parent company of Essex, which will continue to be owned by the existing owners of Holdings after completion of the acquisition. The retained interests in Holdings have a stated (fair) value of $10,000,000 and will be exchangeable into shares of Hyde Park common stock by the existing owners at any time after the acquisition closing at the rate of $7.90 per share. The $10,000,000 value for the retained interests was based on an arms’-length negotiated overall value of Holdings of $210,000,000, $10,000,000 of which would be paid for with Hyde Park common stock. The $7.90 conversion price was also the result of negotiations between the parties and approximates the estimated per share value of the Hyde Park cash held in trust.

Under the term of the Purchase Agreement, the actual stated value of the retained interests will be determined at the closing by reducing the $10,000,000 maximum stated value by the gross purchase price paid for shares of Hyde Park common stock acquired in the open market or in private purchases and owned by the existing owners of Holdings as of the date of completion of the acquisition. The retained interests in Holdings do not carry any voting rights, and are only entitled to distributions from Holdings if Hyde Park pays a dividend to its stockholders, in which case a distribution on account of the retained interests will be made on an “as exchanged” basis.

Era Anagnosti
July 2, 2008

As we have disclosed in the revised proxy statement under the heading “SUMMARY - The Acquisition Proposal,” the retained interests will be allocated to the existing owners of Holdings in accordance with their proportionate ownership of Holdings as set forth in the following table which assumes that no shares of Hyde Park common stock are owned as of the closing of the acquisition by the existing owners of Holdings and that the retained interests therefore will have the maximum stated value of $10,000,000. To the extent an existing owner does own shares of Hyde Park common stock as of the closing of the acquisition, the stated value of the retained interest to be allocated to such existing owners will be reduced by the gross purchase price paid by such existing owner for such shares of common stock.

Existing Owner	Retained Interest (Stated Value)
Kirtland Capital Partners III L.P.	$4,712,641.50
Kirtland Capital Company III L.L.C.	$287,354.55
Ronald L. Schad	$3,900,000.24
Martin A. Kroll	$600,005.90
William L. Erwin	$299,994.55
William J. O’Rourke	$200,004.26
$10,000,000.00

As the retained membership interest in Holdings cannot be transferred to any other party, the holder’s only method to dispose of its interest is to exchange it for shares of Hype Park common stock, the resale of which Hyde Park has agreed to register. Based upon the substance of the retained interests described above and the fact that essentially all of the business operations of Hyde Park will be accounted for in Essex, the value of a retained interest in Holdings is the same as its “as exchanged” interest in Hyde Park. Accordingly, management has treated the retained interests in Holdings in the pro forma financial statements as if the retained interests have already been exchanged for Hyde Park common stock. As such, the balance sheet includes the maximum $10 million retained interests classified as equity while the statement of operations includes 100% of Holdings’ earnings. In addition, the weighted average share calculation used in computing both the basic and diluted earnings per share includes as outstanding the maximum 1,265,823 shares for which the retained interests may be exchanged for both the three months ended March 31, 2008 and year ended December 31, 2007.

Statement of Operations Adjustments

52.	Please disclose how you calculated the adjustments to depreciation and interest expense in Notes (O), (Q), and (V).

Response: Notes (O), (Q) and (V) have been modified to describe how the adjustments for depreciation and interest expense have been calculated.

53.	Please disclose in Notes (Q) and (V) the effect of a 1/8 percent variance in the assumed interest rate.

Response: Notes (Q) and (V) have been revised to reflect the disclosure requested by the Staff.

54.
Please clarify what consideration you have given to the impact of Essex Holdings going from an LLC to a corporation and how you reflect this impact in the pro forma financial statements. Based on the adjustments in note (T), it is not clear to us how you determined the pro forma effective tax rate.

Response: Management has evaluated the impact of the conversion (for tax purposes only) of Holdings from a limited liability company to a corporation and has determined that there is no impact on its income taxes. This is due to the fact that Holdings is a holding company with nominal activity while its wholly owned subsidiary through which substantially all of the Essex’s business activity is conducted has been and will continue to be a corporation. The pro-forma effective tax rate is based on Essex’s incremental tax rate of 38.3% in accordance with Regulation S-X Section 11-02.

Era Anagnosti
July 2, 2008

55.
In light of the LLC status of Essex Holdings, please address if the historical financial statements reflect compensation expense for current officers. If they do not, or if the historical amounts are not indicative of future operations, please revise the pro forma financial statements to reflect the estimated compensation expense that will result from the new employment agreements. It also appears to us that the pro forma financial statements should reflect interest expense and compliance costs based on the new agreements related to those items and disclosed in the proxy. Please clarify or advise.

Response: As described in the response to comment 54 above, Holdings is a holding company with nominal activity and as such all operating expenses including officer compensation has been reflected in the Company’s historical financial statements.

The pro forma adjustments for interest expense reflect the interest expense based on the new agreements included in the proxy including the new interest rate. No compliance costs have been included in the pro forma adjustment as the Company has not entered into the new contracts related to being a public company to this point.

Essex Holdings - Historical Financial Statements
Balance Sheets

56.	Please revise the notes to the financial statements to clarify the nature of and terns related to other receivables.

Response: We have revised the notes to the financial statements to reflect the information requested by the Staff (see notes 1 and 13).

Note 1 - Summary of Significant Accounting Policies
Organization and Basis of Consolidation

57.	Please disclose the purchase price related to the May 2000 Asset Purchase Agreement and quantify the amount of subsequent shareholder distributions.

Era Anagnosti
July 2, 2008

Response: The purchase price of $169,352,000 related to the May 2000 Asset Purchase Agreement has been added to Note 1. Total member distributions for the period from inception to December 31, 2007 have also been disclosed in Note 1.

Revenue Recognition

58.	In regard to your revenue recognition policies, please address the following:

•	Tell us the general nature of your lease agreements including if and how they specify transportation charges, repair and maintenance charges and equipment sales;

•	Explain to us how you determined that additional charges related to leasing agreements should be accounted for in accordance with EITF 00-21;

•	Explain to us how you allocate revenue to each unit of accounting;

•	Explain to us the nature and magnitude of your VSOE for each unit of accounting;

•
In regard to rental revenue, your policy states that equipment rental revenue is “generally” recognized on the straight-line method over the rental period. Please tell us the circumstances when rental revenues are not recorded on a straight-line basis and explain to us how your policy in those circumstances complies with SFAS 13;

•
In regard to transportation revenue, please tell us if your agreements provide separate charges related to equipment drop off and pick up. If they don’t, please explain to us why recognizing revenue upon delivery is appropriate;

•
In regard to repair and maintenance revenue, please explain to us the circumstance when you perform these services and the circumstances when they are performed by the lessee. Also, please explain to us how you account for repair and maintenance expenses in both instances; and

•	In regard to used equipment sales, please tell us if the sales are generally to current lessees and explain if and how your rental agreements contemplate potential sales.

Response: The following are responses to the requests made to provide additional information on the Essex’s revenue recognition policies:

An Equipment Rental Agreement with a customer specifies the term of the lease and the monthly rental amount. Also, the agreement may specify charges for transportation (both drop-off and pick-up) and assembly (quoted at standard hourly rates), if applicable. Essex also may provide repair and maintenance services at Essex’s standard hourly rates.

Era Anagnosti
July 2, 2008

Transportation and assembly are not considered as deliverables under SFAS 13 “Accounting for Leases” since they do not qualify as direct leasing costs under the standard. As such, the provisions of EITF 00-21 “Revenue Arrangements with Multiple Deliverables” were applied.

Essex uses the residual method of accounting to allocate revenue to each unit of accounting. The residual method is used since Essex does not have objective and reliable evidence of fair value of the delivered element (crane transportation to the customer). Instead, Essex’s management determined that there is fair value of the undelivered elements (rental service and assembly). The entire fair value is allocated to the undelivered element and the remaining consideration is allocated to the delivered element.

Essex’s management has determined that it has VSOE for one of the undelivered elements of Essex;s multiple element arrangements, which is the rental service. The rental service represents the most significant element of accounting in Essex’s multiple element arrangement. The elements that are typically included in a lease contract include crane transportation and assembly in addition to crane rental. Crane rental is generally in excess of 90 percent of the contract value in a multiple element contract. Essex has VSOE on crane rental since it does enter into some Equipment Rental Agreements with customers where crane rental is the only service being provided. In these instances, the customer is able to transport and assemble the crane themselves. In addition, management has determined it has objective and reliable evidence of fair value of the assembly and repairs services based upon the standard hourly rates used by Essex for these services and what other third party vendors charge for such services.

Essex recognizes equipment rental revenue on the straight line method over the rental period for all of its customers in accordance with SFAS 13. As such, the word “generally” has been removed from the Revenue Recognition accounting policy in Note 1 to the financial statements.

Essex’s customer Equipment Rental Agreement specifies separate charges for the transportation of the rental equipment and is broken down between the charge for drop-off and subsequent pick-up. Transportation revenue is recognized for the drop-off of the rental equipment on the delivery date and is recognized for pick-up when the equipment is returned to the Essex service center, storage yards or the next customer location.

Repair and maintenance services may be provided by Essex on the rental equipment during the rental period at the request of the customer who has the option of performing the service internally, contracting with another vendor or engaging Essex to perform these services. Under the terms of the Equipment Rental Agreement, Essex charges its standard hourly rates times the number of hours required to complete the service requested. Revenue is recognized for repair and maintenance services when the service is provided.

Substantially all used equipment sales are to non-rental equipment customers. However, on occasion used equipment may be sold to a customer who has rented equipment from Essex. There are no provisions within the Equipment Rental Agreement for the customer to purchase the rental equipment at a later date.

Era Anagnosti
July 2, 2008

Recently Issued Accounting Pronouncements

59.	We note that the paragraph related to SFAS 160 here and on page 99 concludes with the expected impact of SFAS 159. Please revise.

Response: The sentence describing the impact of the adoption of FAS 160 was changed from the inadvertent reference to FAS 159.

Note 6 - Interest Rate Swap Agreements

60.	Please clarify how the amounts in the fourth paragraph on page F-22 were determined and how they reconcile with the tabular disclosure above.

Response: The amounts referred to have no direct relation to the amounts in the table preceding the referenced paragraph. The amounts in the table relate to the income/(expense) due to the change in fair value of the interest rate swap at the end of each year while the amounts in the fourth paragraph represent the increase or decrease in expense for the year as a result of the swap’s existence. The impact of the interest rate swap was computed by comparing the actual expense the company incurred for interest expense versus the expense it would have incurred had the interest rate swap not been in place. As actual LIBOR based interest rates were lower than the guaranteed swap interest rate in 2005, Essex incurred more interest expense as a result of the existence of the swap. In contrast, actual LIBOR based interest rates were higher than the guaranteed swap interest rate in 2006 and 2007, and as such Essex incurred less interest expense as a result of the existence of the swap.

Note 7 - Income Taxes

61.
Please revise your disclosures under critical accounting policies to address the facts and circumstance that resulted in the reversal of the tax valuation allowance in 2007 and disclose the amount of taxable income that will be required to be generated to fully realize your deferred tax assets.

Response: Critical accounting policies has been updated to describe the facts and circumstances related to the maintenance of the valuation allowance in 2005 and 2006 and the full reversal of the tax valuation allowance in 2007. Also, the aggregate amount of future taxable income required to fully utilize the net operating losses has been disclosed. Note that at December 31, 2007 there are sufficient deferred tax liabilities to utilize the deferred tax assets including net operating losses although the timing of the reversal of both the deferred tax assets and liabilities is uncertain.

Era Anagnosti
July 2, 2008

Hyde Park Acquisition Corp. - Historical Financial Statements
Note 9 - Subsequent Event

62.	Based on the date of the auditors’ report and the date of the subsequent event, it is not clear to us why this note is “unaudited”. Please advise or revise.

Response: We have revised the subsequent event footnote to delete the word “unaudited” in response to the Staff’s request.

FORM 10.-Q FOR THE PERIOD ENDED MARCH 31, 2008

Exhibit 31.1

63.
Please revise your Section 302 certifications in future periodic filings to conforms to the exact wording as required by Item 601(31) of Regulation S -K. In this regard, please delete the officers’ title as they are signing the certification in a personal capacity.

Response: We acknowledge on behalf of Hyde Park that Section 302 certifications in Hyde Park’s future periodic filings must conform to the exact wording as required by Item 601(31) of Regulation S-K, including by having the appropriate signatory sign the certification is his personal capacity.

In submitting this comment response letter, the Company has authorized me to acknowledge on its behalf that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Schedule 14A, (ii) staff comments or changes made in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of our responses or Hyde Park’s revised preliminary proxy statement, please feel free to call me (212-940-8873).

Sincerely yours,

/s/ Todd J. Emmerman

Enclosures